United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 1, 2004

Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	001-00496	51-0023450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Item 5.   Other Events and Regulation FD Disclosure

On March 1, 2004, the Company announced that the proposed acquisition of Meraklon S.p.A. through Hercules' subsidiary, FiberVisions A/S in Denmark, previously announced August 8, 2003, will not occur as a result of difficulties encountered in obtaining antitrust regulatory approval.

Item 7.   Financial Statements and Exhibits

(c)   Exhibits.

99.1   Press Release of Hercules Incorporated dated March 1, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

March 4, 2004   By: **HERCULES INCORPORATED**

/s/ Fred G. Aanonsen
Fred G. Aanonsen
Vice President and Controller

EXHIBIT INDEX

Number	Exhibit
99.1	Press Release of Hercules Incorporated dated March 1, 2004.